Exhibit 99.53

CANOPY HEALTH INNOVATIONS PROVIDES OPERATIONAL UPDATE: PROVISIONAL PATENTS FILED AND ADDITIONAL FUNDING SECURED

September 27, 2017

TORONTO, ON - Canopy Health Innovations (“Canopy Health” or “CHI”), the partly-owned biopharmaceutical research and development subsidiary of Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”), today announced that it has filed nine provisional patents pertaining to the applications of cannabis and cannabinoid based therapeutics in sleep and related nervous system disorders.

1 Hershey Dr. Smith Falls, ON K7A 0A8 (855) 558 9333 x 122 invest@canopygrowth.com www.canopygrowth.com	The filing is part of a concerted plan to bring to patients and healthcare providers innovative medicines and health products targeting disease areas with substantial medical needs. As part of this plan, Canopy Health is collaborating with respected world-class academic researchers and clinicians, and working with leading research organizations and regulators in jurisdictions of interest to develop and register these breakthrough products.
Sleep disorders are considered to be severely undertreated and are often conduits to equally serious and debilitating psychiatric and neurological conditions.

“The cannabis industry is an industry with centuries of anecdotal evidence, but limited in deep and credible scientific research,” said Bruce Linton, Chairman & CEO, Canopy Growth. “By enabling world-class research, we are confident that we can contribute to an increased understanding of cannabis as an effective and safe method of treatment and create products that will improve lives. Sleep presents a first opportunity for Canopy Health to advance in this direction, with more soon to follow.”

Canopy Health has filed nine provisional patents in the United States, which is common practice in the field of intellectual property generation and protection. Patents are first filed in the United States to create a priority date and allow for future filings in other selected jurisdictions, including Canada. Although cannabis is not presently federally legal in the United States, intellectual property generation and protection activity pertaining to cannabis and cannabinoids has dramatically accelerated there over the past few years.

In tandem with the recent provisional patent filings, Canopy Health, including its wholly owned subsidiary Canopy Animal Health has closed additional funding through sales of common shares bringing total funds raised to date for Canopy Health to over CDN $15.8 million. Capital was secured through new and existing shareholders, including $4 million from Canopy Growth. These funds will be used to advance research and product development with the objective of ultimately bringing them to patients and healthcare providers worldwide.
Here’s to Future Growth.
Contact:
Jordan Sinclair
Director of Communications Jordan@canopygrowth.com 613-769-4196
Investor Relations Tyler Burns
Tyler.burns@canopygrowth.com 855-558-9333 ex 122

About Canopy Health Innovations:
Canopy Health Innovations (Canopy Health) operates as an independent and private collaborator of Canopy Growth Corporation and its subsidiaries. Canopy Health is owned in part by Canopy Growth and qualified private investors. Canopy Health’s business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Growth and its subsidiaries retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by Canopy Health.

Canopy Health is focused on providing more in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This, combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to invest in, conduct research, and develop safe, effective, natural medicines derived from cannabis.
About Canopy Growth
Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.
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